# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ETHOS TECHNOLOGIES INC., CIK 0001788451
CUSIP: 29765A101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1606 Headway Circle, #9013, Austin, Texas (TX), 78754
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001845041

## Reporting persons
- GV 2019, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,198,249; sole dispositive power 0; shared dispositive power 3,198,249; aggregate amount beneficially owned 3,198,249 (10.4% of the class)
- GV 2019 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,198,249; sole dispositive power 0; shared dispositive power 3,198,249; aggregate amount beneficially owned 3,198,249 (10.4% of the class)
- GV 2019 GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,198,249; sole dispositive power 0; shared dispositive power 3,198,249; aggregate amount beneficially owned 3,198,249 (10.4% of the class)
- GV 2021, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 571,907; sole dispositive power 0; shared dispositive power 571,907; aggregate amount beneficially owned 571,907 (1.9% of the class)
- GV 2021 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 571,907; sole dispositive power 0; shared dispositive power 571,907; aggregate amount beneficially owned 571,907 (1.9% of the class)
- GV 2021 GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 571,907; sole dispositive power 0; shared dispositive power 571,907; aggregate amount beneficially owned 571,907 (1.9% of the class)
- Alphabet Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,770,156; sole dispositive power 0; shared dispositive power 3,770,156; aggregate amount beneficially owned 3,770,156 (12.2% of the class)
- XXVI Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,770,156; sole dispositive power 0; shared dispositive power 3,770,156; aggregate amount beneficially owned 3,770,156 (12.2% of the class)
- Alphabet Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,770,156; sole dispositive power 0; shared dispositive power 3,770,156; aggregate amount beneficially owned 3,770,156 (12.2% of the class)

## Item 1. Issuer
Name of issuer: ETHOS TECHNOLOGIES INC.
Address of issuer's principal executive offices: 1606 Headway Circle, #9013, Austin, TX, 78754.

## Item 2. Person Filing
Name of person filing:
GV 2019, L.P., a Delaware limited partnership (the "2019 Partnership")
GV 2019 GP, L.P., a Delaware limited partnership ("2019 GP")
GV 2019 GP, L.L.C., a Delaware limited liability company ("2019 LLC")
GV 2021, L.P., a Delaware limited partnership (the "2021 Partnership")
GV 2021 GP, L.P., a Delaware limited partnership ("2021 GP")
GV 2021 GP, L.L.C., a Delaware limited liability company ("2021 LLC")
Alphabet Holdings LLC, a Delaware limited liability company ("Alphabet Holdings")
XXVI Holdings Inc., a Delaware corporation ("XXVI"), and
Alphabet Inc., a Delaware corporation ("Parent" and, together with the 2019 Partnership, 2019 GP, 2019 LLC, the 2021 Partnership, 2021 GP, 2021 LLC, Alphabet Holdings, and XXVI, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

1600 Amphitheatre Parkway
Mountain View, CA 94043
Citizenship: Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of March 31, 2026, the Reporting Persons may be deemed to beneficially own an aggregate 3,770,156 shares of the Issuer's Class A Common Stock.

As of March 31, 2026, the 2019 Partnership was the direct beneficial owner of 3,198,249 of the shares of the Issuer's Class A Common Stock described in the preceding paragraph. 2019 GP is the general partner of the 2019 Partnership, and 2019 LLC is the general partner of 2019 GP. As such, 2019 GP and 2019 LLC may each be deemed to indirectly beneficially own the securities directly beneficially owned by the 2019 Partnership.

As of March 31, 2026, the 2021 Partnership was the direct beneficial owner of 571,907 of the shares of the Issuer's Class A Common Stock described in the second paragraph of this Item 4(a). 2021 GP is the general partner of the 2021 Partnership, and 2021 LLC is the general partner of 2021 GP. As such, 2021 GP and 2021 LLC may each be deemed to indirectly beneficially own the securities directly beneficially owned by the 2021 Partnership.

Additionally, as of March 31, 2026: (i) Alphabet Holdings was the sole managing member of both 2019 LLC and 2021 LLC; (ii) XXVI was the sole managing member of Alphabet Holdings; and (iii) Parent was the controlling stockholder of XXVI. As such, for purposes of Section 13(d) of the Exchange Act, each of Alphabet Holdings, XXVI, and Parent may be deemed to indirectly beneficially own all of the Issuer's securities directly or indirectly beneficially owned by each of the other Reporting Persons, comprising an aggregate total of 3,770,156 shares of the Issuer's Class A Common Stock.

Notwithstanding, the filing of this Statement shall not be construed as an admission that: (i) the 2019 Partnership, 2019 GP and 2019 LLC (collectively, the "2019 Affiliates"), on the one hand, or (ii) the 2021 Partnership, 2021 GP and 2021 LLC (collectively, the "2021 Affiliates"), on the other hand, is or has been, for purposes of Sections 13(d) or 13(g) of the Exchange Act, or for any other purpose, the direct or indirect beneficial owner of any of the Issuer's securities reported herein as beneficially owned by the other. The 2019 Affiliates and the 2021 Affiliates (each, an "Affiliate Group") expressly disclaim beneficial ownership of the securities beneficially owned by the other Affiliate Group.
Percent of class:
As of March 31, 2026, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 12.2% of the Issuer's outstanding Class A Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 10.4%, directly to the 2019 Partnership and indirectly to each of 2019 GP and 2019 LLC; (ii) 1.9%, directly to the 2021 Partnership and indirectly to each of 2021 GP and 2021 LLC; and (ii) 12.2%, indirectly to each of Alphabet Holdings, XXVI, and Parent.

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 30,790,388 shares of the Issuer's Class A Common Stock outstanding as of February 28, 2026 as reported by the Issuer in its Annual Report for the period ended December 31, 2025, filed with the SEC on Form 10-K on March 17, 2026.
Sole power to vote or to direct the vote:
2019 Partnership 0
2019 GP 0
2019 LLC 0
2021 Partnership 0
2021 GP 0
2021 LLC 0
Alphabet Holdings 0
XXVI 0
Parent 0
Shared power to vote or to direct the vote:
2019 Partnership 3,198,249
2019 GP 3,198,249
2019 LLC 3,198,249
2021 Partnership 571,907
2021 GP 571,907
2021 LLC 571,907
Alphabet Holdings 3,770,156
XXVI 3,770,156
Parent 3,770,156
Sole power to dispose or to direct the disposition:
2019 Partnership 0
2019 GP 0
2019 LLC 0
2021 Partnership 0
2021 GP 0
2021 LLC 0
Alphabet Holdings 0
XXVI 0
Parent 0
Shared power to dispose or to direct the disposition:
2019 Partnership 3,198,249
2019 GP 3,198,249
2019 LLC 3,198,249
2021 Partnership 571,907
2021 GP 571,907
2021 LLC 571,907
Alphabet Holdings 3,770,156
XXVI 3,770,156
Parent 3,770,156

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances described more specifically in the respective: (i) limited partnership agreements of the 2019 Partnership, the 2021 Partnership, 2019 GP, and 2021 GP and (ii) limited liability company agreements of 2019 LLC and 2021 LLC, the general and limited partners or members, as the case may be, of each of such Reporting Persons may be deemed to have the right to receive dividends from, or proceeds from the sale of, the Issuer's securities directly or indirectly owned by each Reporting Person of which it is a general partner, limited partner, or member.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- GV 2019, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2019 GP, L.L.C., the General Partner of GV 2019 GP, L.P., its General Partner (05/01/2026)
- GV 2019 GP, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2019 GP, L.L.C., its General Partner (05/01/2026)
- GV 2019 GP, L.L.C.: /s/ Inga Goldbard, Inga Goldbard/General Counsel (05/01/2026)
- GV 2021, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2021 GP, L.L.C., the General Partner of GV 2021 GP, L.P., its General Partner (05/01/2026)
- GV 2021 GP, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2021 GP, L.L.C., its General Partner (05/01/2026)
- GV 2021 GP, L.L.C.: /s/ Inga Goldbard, Inga Goldbard/General Counsel (05/01/2026)
- Alphabet Holdings LLC: /s/ Kathryn W. Hall, Kathryn W. Hall/Secretary (05/01/2026)
- XXVI Holdings Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall/Assistant Secretary (05/01/2026)
- Alphabet Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall/Assistant Secretary (05/01/2026)